Mail Stop 6010   May 13, 2009

Mr. Gerard G. Gorman
Senior Vice President and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, New Jersey 07950

Re: Immunomedics, Inc.
Form 10-K for the year ended June 30, 2008
File No. 000-12104

Dear Mr. Gorman:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                             Sincerely,

                                             Jeffrey Riedler
                                             Assistant Director